ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

12 February 2024

NOVONIX Hosts Webcast with Dr. Chris Burns Following Panasonic Off-Take Announcement

- Chief Executive Officer spoke to the positive implications of the agreement -

BRISBANE, Australia, February 12, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, shared a webcast with CEO, Dr. Chris Burns, discussing the Company’s recent announcement of an off-take agreement with Panasonic Energy, a leading manufacturer of electric vehicle (“EV”) batteries in North America.

In the webcast, Dr. Burns discusses the strategic importance of the Company’s Riverside facility in Chattanooga, Tennessee – the first large-scale production site dedicated to high-performance synthetic graphite for the battery sector in North America – and how the ramp up of its capacity is helping to address a supply gap of domestic anode materials.

The webcast link and presentation materials are available as of Monday, February 12, 2024, at 9:30 am AEDT or Sunday, February 11, 2024, at 5:30 pm EST for interested parties in the United States. The webcast and presentation are available on the NOVONIX investor relations website. The presentation is attached for reference.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include,

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

among others, statements we make regarding our plans to scale operations and expand our Riverside facility, our targeted production volume and the potential benefits we expect to realize under the Inflation Reduction Act.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the success of the furnace technology, our ability to access global supply chains, timing and demand of customer supply contracts, and the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements and needs and access for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

# # #

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Logo Set for Growth Panasonic Energy Supply Agreement Announcement, February 2024

The information contained in this presentation (the “Presentation”) has been prepared by NOVONIX Limited (ACN 157 690 830) (“the Company” or “NOVONIX”) solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision. Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited. Not an Offer This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation. Forward-Looking Statements This Presentation contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this presentation include, among others, statements we make regarding the performance of our Generation 3 Furnaces and their ability to meet customer specifications, and cost, throughput and sustainability targets, our increased production target and timing of commercial production of our Riverside facility, our ability to achieve profitability and sales price targets, the efforts and potential benefits of our working with the U.S. Department of Energy, and the timing of our future site expansions. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the success of the technology results in industrial format lithium-ion cells, our ability to scale to other technologies, how discussions progress with potential customers, and the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements and needs for additional financing, and regulatory developments in the United States, Australia and other jurisdictions. Detailed information regarding these and other factors that could affect our business and results is included in our filings, including the Company's most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward-looking statements. Any forward-looking statement in this Presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Industry and Market Data This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party. Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports. Trademarks, Service Marks and Trade Names Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company’s business. “NOVONIX,” the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners. Logo ASX: NVX Nasdaq: NVX Panasonic Announcement, February 2024 2

1st Large Scale U.S. Production Site for High Performance Synthetic Graphite Investment Highlights Leading U.S. based battery materials and technology company with lower carbon footprint Large and growing market for battery materials supported by localization efforts Intellectual property portfolio for synthetic graphite manufacturing and all-dry, zero-waste NMC cathode synthesis Battery Technology Solutions provides competitive advantage to accelerate innovation Customer and government financing support paving a path to profitability as a sector leader NOVONIX Riverside Facility in Tennessee Logo ASX: NVX Nasdaq: NVX Panasonic Announcement, February 2024 3

Strong EV Growth Building Pressure for a Localized Supply Chain

Battery Demand Remains Robust (GWh)



+36% CAGR
ESS
Various OEMS
Toyota
Volkswagen
BMW
Stellantis
Honda
Ford
GM
Tesla
Other
150
1,259
2023
2025
2030

- Market is estimating ~20% North American growth in 2024. Some OEMs have slowed plans, but new entrants have increased overall demand over the long term
- Government incentives are supporting the projected ~ 50% adoption rate in electric vehicle by 2030
- Forecasted EV demand showing double digit growth through 2030

Source: Benchmark Minerals Intelligence (December '23), Bernstein, Company Reports

Global Trade Policies Support Localization of U.S. Supply Chain



China imposes export curbs on graphite
REUTERS
China, world's top graphite producer, tightens exports of key battery material
THE JAPAN NEWS
China's Drastic Reduction in Graphite Exports to Japan; Urgent Need for Diversification in Japanese Imports

- Strong U.S. reliance on Chinese graphite and battery materials presents challenges for IRA compliance
- China announced export controls for battery graphite. Recent trade statistics reported for December '23 from Japan News showed reduced China exports to Japan and U.S.
- U.S. IRC* provide the advanced manufacturing production tax credit Section 45X and the revival of the qualifying advanced energy investment credit under Section 48C

*IRC – Internal Revenue Code

NOVONIX
ASX: NVX Nasdaq: NVX
Panasonic Announcement, February 2024
4

NOVONIX High Performance Anode Material Helping to Address North America Shortfall North American Graphite Shortfall, Ex-China (Thousand tpa) NVX N.A. 2025 Demand Supply 0 500 1,000 1,500 2030 Demand Supply 0 500 1,000 1,500 Source: Benchmark Minerals Intelligence (December ‘23), NOVONIX NOVONIX Anode Material Outperforms in Head-to-Head Testing Normalized Capacity Bar Graph NOVONIX offers improved capacity retention compared to industry leading materials (including a Tesla Model S cell used as a reference benchmark) Better capacity retention means less range loss over time for an electric vehicle Logo ASX: NVX Nasdaq: NVX Panasonic Announcement, February 2024 5

Panasonic Energy and NOVONIX Sign a Binding Off-take Agreement



Panasonic Energy Kansas Facility Rendering

Panasonic Energy



NOVONIX

Panasonic Energy

- Panasonic Energy is a leading developer of battery cell technology for EV and ESS batteries in the U.S.
- Panasonic Energy has developed relationships with Tesla, Honda, Toyota, Mazda, Subaru, Ford, and Lucid in North America to supply EV batteries
- Panasonic Energy plans to have ~200 GWh of gigafactories in NorthAmerica
- NOVONIX and Panasonic Energy began working on product sampling and testing after signing MOU with subsidiary Sanyo Electric in 2019

Highlights of Agreement

- NOVONIX and Panasonic Energy sign binding off-take agreement for high-performance synthetic graphite material to be supplied from NOVONIX's Riverside facility in Tennessee to support Panasonic Energy's North American operations
- Commencing in 2025, the agreement supports the purchase of 10,000 tonnes of synthetic graphite over 4 years and is subject to agreed upon milestones regarding final mass production qualification and timelines
- The agreement includes a pricing structure that incorporates a mechanism for price adjustments in response to significant changes in NOVONIX's raw material costs
- Inflation Reduction Act, section 45X benefits both companies in building local supply chain:
  - NOVONIX – Advanced Manufacturing of Critical Minerals and Battery Material
  - Panasonic Energy – Local manufacturing of battery cells

NOVONIX
ASX: NVX Nasdaq: NVX
Panasonic Announcement, February 2024
6

Customer Commitments Support NOVONIX North American Growth Plan

Anode Market Share[1]: ~1.6% | ~4.0% | ~11.9%

NOVONIX Capacity & Growth Plans

- **Phase 1: Riverside** — 20K tpa[2,3]
- **Phase 2: Riverside & Greenfield #1** — 50K tpa[2,3]
- **Phase 3: Additional Greenfields** — >150K+ tpa[2]

NOVONIX's Illustrative Scale Plan[4]

KORE Power + Panasonic Energy	KORE + Panasonic + LGES + Add'l Tier 1s	Portfolio of Customers
~364K Per year	~909K Per year	~2.7M+ Per year

1. Market share based off implied North American graphite demand in 2030. Based on announced capacity. Assumes full utilization. Source: Benchmark Mineral Intelligence Gigafactory Assessment – December 2023.
2. Company expectations aligned with customer contracts and anticipated customer demand, which may or may not materialize.
3. KORE Power agreement to supply Koreplex anticipates a ~3Ktpa delivery ramping to ~12Ktpa rate. Panasonic Energy (PENA) agreement calls for 10,000 tonnes over four years
4. Assumes 55kg of graphite per EV.

NOVONIX
ASX: NVX Nasdaq: NVX
Panasonic Announcement, February 2024
7

2024 Focus Items-Set For Growth Maintain Industry Leading R&D Efforts for Battery Materials Scale Operations – On Track to Deliver Commercial Production Secure Tier 1 Customers Secure Financing to Scale Operations Enhance BTS offerings for additional revenue and services Test high nickel cathode materials from all-dry, zero-waste process in full cell performance Advance artificial intelligence/machine learning models, products and services Complete Riverside engineering to optimize facility and maximize capacity Install equipment to reach 3K tpa by year-end to support customer timelines Leverage Riverside engineering to progress Greenfield facility plans Pursue supply agreements with Tier 1 OEMs and cell manufacturers Allocate remaining Riverside capacity through off-take agreements Continue to allocate Greenfield facility capacity through customer agreements Invest in Riverside with receipt of DOE MESC grant funds Progress DOE LPO loan application for Greenfield facility Attract strategic investment aligned with capacity ramp Logo ASX: NVX Nasdaq: NVX Panasonic Announcement, February 2024 8